UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

Publicy-Held Company

CNPJ/MF No. 32.785.497/0001-97

NOTICE TO SHAREHOLDERS

Natura &Co Holding S.A. (“Company”) informs its shareholders and the market in general, in continuation to the material fact disclosed on March 11th, 2024, regarding the distribution of dividends related to the 2023 fiscal year, in the total amount of R$ 979,176,000.00 (nine hundred and seventy-nine million, one hundred and seventy-six thousand reais), that the previously estimated value per share disclosed in the amount of R$0.709217 has been updated due to the variation in the number of treasury shares of the Company. Therefore, the Company informs that the value per share will correspond to R$0.707897 per share, excluding treasury shares. Payment will occur on April 19th, 2024, without remuneration or monetary adjustment.

The instructions disclosed in the Material Fact remain unaltered.

São Paulo, March 19th, 2024.

GUILHERME CASTELLAN

CFO and Investor Relations Officer

Natura &Co Holding S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 20, 2024